Filed by Pampa Energía S.A. (Pampa Energy Inc.) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d‑2(b) under the Securities Exchange Act of 1934
Subject Company:  Petrobras Argentina S.A.
Filer’s Commission File Number: 001‑34429
Subject Company’s Commission File Number: 333‑155319
Date: May 12, 2016

Pampa Energía Announces Possible Tender Offer and Exchange Offer for Shares of Petrobras Argentina

On the date hereof, Pampa Energía S.A., an Argentine corporation (“Pampa Energía”), made a filing (the “Filing”) with the Argentine Securities Commission (Comisión Nacional de Valores) relating to a possible tender offer and a possible exchange offer for all of the Class B shares of Petrobras Argentina S.A., an Argentine corporation (“Petrobras Argentina”). An English-language translation of the Filing is attached as Exhibit 1.

Additional Information and Where to Find It

The tender offer and the exchange offer referenced in this communication have not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Pampa Energía will file with the U.S. Securities and Exchange Commission (“SEC”). If the tender offer and the exchange offer are commenced, Pampa Energía will file a tender offer statement on Schedule TO (and may later file amendments thereto) and a registration statement on Form F‑4 (and may later file amendments thereto), and Petrobras Argentina will file a Solicitation/Recommendation Statement on Schedule 14D‑9 (and may later file amendments thereto), in each case, with the SEC with respect to the tender offer and the exchange offer. Pampa Energía and Petrobras Argentina may also file other documents with the SEC regarding the transaction. THE TENDER OFFER AND EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL, AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER AND EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. PETROBRAS ARGENTINA SHAREHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF PETROBRAS ARGENTINA SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING SELLING OR EXCHANGING THEIR SECURITIES. The Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of Petrobras Argentina shares at no expense to them. The tender offer and exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Pampa Energía’s Investor Relations department at +54‑11‑4809‑9500 or at investor@pampaenergia.com. Additional copies of the Solicitation/Recommendation Statement may be obtained for free by contacting Petrobras Argentina’s Investor Relations department at +54‑11‑4344‑6244 or at alberto.jankowski@petrobras.com.

In addition to the Offer to Purchase, the related Letter of Transmittal, the Offer to Exchange, the related Letter of Transmittal and certain other tender offer and exchange offer documents, as well as the Solicitation/Recommendation Statement, Pampa Energía and Petrobras Argentina file annual and current reports and other information with the SEC. You may read and copy any reports or other information filed by Pampa Energía and Petrobras Argentina at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1‑800‑SEC‑0330 for further information on the public reference room. Pampa Energía’s and Petrobras Argentina’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Forward-Looking Statements

This communication may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company or the transaction, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

2

EXHIBIT 1

Buenos Aires, May 12, 2016

Sirs

ARGENTINE SECURITIES AND EXCHANGE

COMMISSION

BUENOS AIRES

STOCK EXCHANGE OF

Current

Ref.: Material fact. Acquisition of Petrobras Participaciones S.L., which owns 67.1933% of the capital stock and voting rights of Petrobras Argentina S.A.

Of my consideration:

I am writing to the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Mercado de Valores de Buenos Aires), in my capacity of Head of Market Relations of Pampa Energía S.A. (“Pampa” or the “Company”) and in connection with the material facts published on April 2, 2016, on April 8, 2016 and on May 2, 2016, to inform that the Board of Directors of the Company and the Board of Directors of Petróleo Brasileiro S.A. (“Petrobras Brazil”) have approved the final terms and conditions for the acquisition by Pampa of the totality of the shares of Petrobras Participaciones S.L., which owns 67.1933% of capital and votes of Petrobras Argentina S.A. (“Petrobras Argentina”) (hereinafter, the “Transaction”).

Therefore, the Board of Directors of the Company approved that Pampa, as buyer, and Petrobras International Braspetro B.V., a subsidiary of Petrobras Brazil and owner of 100% of the capital stock of Petrobras Participaciones SL, as seller, enter into a sale and purchase agreement governing the Transaction (“Sale and Purchase Agreement” or “SPA” and, together with its schedules and ancillary documents, the “Transaction Documents”).

Consequently, the Company reports that, subject to the terms and conditions set forth in the Transaction Documents:

  Pampa will acquire all of the shares of Petrobras Participaciones S.L., company which owns 67.1933% of capital stock and voting rights of Petrobras Argentina, upon satisfaction of the conditions precedent for closing of the Transaction (the “Closing”).

  The base price of the Transaction is US$892,000,000 (the “Base Price”) (representing a value of US$1,327,000,000 for 100% of the shares of Petrobras Argentina). The Base Price is subject to adjustments that have been agreed among the parties and that the Company believe not to be material. At signing of the SPA, Pampa will deposit 20% of the Base Price in an escrow account held with Citibank, N.A.

  Pampa will fund the final Transaction price with a combination of the following: (i) own resources using (a) cash at hand of up to US$220,000,000 and (b) up to US$250,000,000 from the sale of 50% of the direct interest and/or the final benefit of the share capital and voting rights of Compañía de Inversiones en Energía S.A. (CIESA), the parent company of Transportadora de Gas del Sur S.A., which sale shall be completed prior to Closing of the Transaction; (ii) bank financing of up to US$700,000,000; (iii) private financing of up to US$225,000,000; and (iv) financing to be provided by a vehicle controlled by the controlling shareholders of the Company of up to US$150,000,000. The latter transaction, as a related party transaction, was considered by the Audit Committee of the Company so as to give its opinion under the terms of Article 72 of Law No. 26,831. After its review, the Committee considered that the operation is reasonably framed within normal and usual market conditions.

  In addition, Pampa's board of directors approved that, after Closing of the Transaction and subject to the approval of the board of Petrobras Argentina, Petrobras Argentina, YPF S.A. (“YPF”) and Petrobras Brazil shall enter into an ambitious investment plan. Consequently, as part of the Transaction, Petrobras Brazil has agreed that one of its affiliates shall acquire from Petrobras Argentina, after Closing of the Transaction, 33.6% of the rights and obligations of the Río Neuquén concession area, and the assets related to such interests, for an amount of US$72,000,000, which is in line with the valuation reports submitted to the board by Citigroup Global Markets Inc. and Gaffney, Cline & Associates, a renowned international consulting firm specializing in the valuation of assets and oil companies. Likewise, YPF shall acquire the remaining 33.33% for the same valuation set forth above.

  Also as part of the Transaction, and subject to the approval of the board of Petrobras Argentina, Pampa and Petrobras Brazil have agreed that one of its affiliates shall acquire from Petrobras Argentina, after Closing of the Transaction, 100% of the rights and obligations under the Operating Agreement entered into by Petrobras Argentina – Bolivian Branch and Yacimientos Petrolíferos Fiscales Bolivianos, in relation to the Colpa and Caranda areas in Bolivia, subject to government approvals in Bolivia. This asset has a negative value of US$ 20,000,000, in line with the valuation of the area made by Citigroup Global Markets Inc. Consequently, the net amount to be paid by Petrobras Brazil for the acquisition of the Río Neuquén are referred to in item 4 above and for the rights and obligations of the Colpa and Caranda Operating Agreement shall be US$52,000,000.

  Finally, prior to Closing of the Transaction, the Company will launch a mandatory cash tender offer for the shares of Petrobras Argentina (the “Cash Offer”) in accordance with the provisions of the Argentine capital markets law (Ley de Mercado de Capitales) and the regulations of the Argentine Securities and Exchange Commission (the “CNV”) relating to mandatory tender offers in case of change of control and indirect acquisition.  The Cash Offer will be conditional upon approval of the CNV and Closing of the Transaction. Pursuant to item 3 above, the Company has the required source of funds to carry out the Transaction and the Cash Offer. In addition, the board informs that the Company is also evaluating the alternative of, simultaneously with the launching of the Cash Offer, launch a voluntary exchange offer to exchange shares of the Company for shares of Petrobras Argentina (the “Exchange Offer”), which shall also be subject to the approval of the CNV and Closing of the Transaction. Both the Cash Offer and the Exchange Offer, as well as the call for the shareholders’ meeting to deliberate on the corresponding capital increase, will be promptly submitted for approval of the board of the Company and reported to the market, in accordance with the requirements established in the Argentine Capital market law (Ley de Mercado de Capitales), the CNV regulations and applicable US laws and regulations.

  Finally, with the purpose of disclosing all material information, the board of the Company informs that it is currently evaluating the possibility of, upon Closing of the Transaction and completion of the Cash Offer and Exchange Offer, merging the Company with Petrobras Argentina, being Pampa the surviving entity, which, after thorough analysis, shall be submitted for the approval of the boards and shareholders' of both companies.

Very truly yours,

Gerardo Paz

Head of Market Relations